UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No: 1)*

PLBY Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72814P109

(CUSIP Number)

Audrey DiMarzo
260 East Brown Street, Suite 380
Birmingham, MI 48009
(248) 594-4776
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS RT-ICON Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,001,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,001,047
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,001,047 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by RT-ICON Holdings LLC (“RT-ICON”). RTM-ICON, LLC (“RTM-ICON”) is the manager of RT-ICON and Rizvi Traverse Management, LLC (“Rizvi Traverse,” and with RT-ICON, RTM-ICON, and Messrs. Rizvi and Giampetroni, each a “Reporting Person”) is the sole member of RTM-ICON. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT-ICON, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 38,528,956 shares of common stock of the Issuer outstanding as of June 14, 2021 as set forth in the Issuer’s Rule 424(b)(4) Prospectus and the Current Report on Form 8-K filed with the SEC on June 11, 2021 and June 14, 2021, respectively.

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1	NAMES OF REPORTING PERSONS Suhail Rizvi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,051,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,051,047
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,051,047 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3% (3)
14	TYPE OF REPORTING PERSON IN

(1) Includes shares held directly by RT-ICON. RTM-ICON is the manager of RT-ICON and Rizvi Traverse is the sole member of RTM-ICON. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT-ICON, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Includes 50,000 shares held directly by Rizvi Master, LLC, of which Mr. Rizvi serves as manager.

(3) Based on 38,528,956 shares of common stock of the Issuer outstanding as of June 14, 2021 as set forth in the Issuer’s Rule 424(b)(4) Prospectus and the Current Report on Form 8-K filed with the SEC on June 11, 2021 and June 14, 2021, respectively.

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1	NAMES OF REPORTING PERSONS John Giampetroni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,001,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,001,047
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,001,047 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes shares held directly by RT-ICON. RTM-ICON is the manager of RT-ICON and Rizvi Traverse is the sole member of RTM-ICON. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT-ICON, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 38,528,956 shares of common stock of the Issuer outstanding as of June 14, 2021 as set forth in the Issuer’s Rule 424(b)(4) Prospectus and the Current Report on Form 8-K filed with the SEC on June 11, 2021 and June 14, 2021, respectively.

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1	NAMES OF REPORTING PERSONS Rizvi Traverse Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,001,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,001,047
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,001,047 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by RT-ICON. RTM-ICON is the manager of RT-ICON and Rizvi Traverse is the sole member of RTM-ICON. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT-ICON, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 38,528,956 shares of common stock of the Issuer outstanding as of June 14, 2021 as set forth in the Issuer’s Rule 424(b)(4) Prospectus and the Current Report on Form 8-K filed with the SEC on June 11, 2021 and June 14, 2021, respectively.

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1	NAMES OF REPORTING PERSONS RTM-ICON LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,001,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,001,047
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,001,047 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by RT-ICON. RTM-ICON is the manager of RT-ICON and Rizvi Traverse is the sole member of RTM-ICON. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT-ICON, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 38,528,956 shares of common stock of the Issuer outstanding as of June 14, 2021 as set forth in the Issuer’s Rule 424(b)(4) Prospectus and the Current Report on Form 8-K filed with the SEC on June 11, 2021 and June 14, 2021, respectively.

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Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D of the Reporting Persons (as defined below) originally filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2021 (the “Statement”). The Statement relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of PLBY Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10960 Wilshire Blvd., Suite 2200, Los Angeles, California 90024. The Common Stock is listed on The Nasdaq Global Market and trades under the symbol “PLBY.”

This Amendment No. 1 is being filed to report that on June 14, 2021, the Issuer filed a current report on Form 8-K to announce the issuance of 4,720,000 shares of its Common Stock in connection with the closing of an underwritten public offering, which resulted in its total number of outstanding shares increasing to 38,528,956 as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on June 11, 2021 (the “Outstanding Share Increase”). As a result of the Outstanding Share Increase, the percentage of outstanding shares of the Common Stock that the Reporting Persons may be deemed to beneficially own was reduced by more than 1% since the filing of the Statement.

Except as otherwise set forth in this Amendment No.1, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No.1. This Amendment No.1 should be read together with the Statement.

Item 2.	Identity and Background

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): (1) RT-ICON Holdings LLC, a Delaware limited liability company (“RT-ICON”); (2) John Giampetroni, a citizen of the United States; (3) Suhail Rizvi, a citizen of the United States; (4) Rizvi Traverse Management, LLC, a Delaware limited liability company (“Rizvi Traverse”); and (5) RTM-ICON LLC, a Delaware limited liability company (“RTM-ICON”).

The address of the principal office of each of the Reporting Persons is c/o Rizvi Traverse Management, LLC, 260 East Brown Street, Suite 380, Birmingham, Michigan 48009.

RTM-ICON is the manager of RT-ICON and Rizvi Traverse is the sole member of RTM-ICON. Messrs. Rizvi and Giampetroni are the managers of Rizvi Traverse. In addition, Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Rizvi Master, LLC, of which Mr. Rizvi serves as manager.

RT-ICON is primarily engaged in the business of investing in securities of the Issuer. Rizvi Traverse is primarily engaged in the business of investing in securities. RTM-ICON is primarily engaged in the business of serving as the manager of RT-ICON.

Mr. Rizvi’s present principal occupation or employment is serving as co-founder and Chief Investment Officer of Rizvi Traverse, manager of Rizvi Master, LLC and Chairman of the Issuer. Mr. Giampetroni’s present principal occupation or employment is serving as co-founder, Chief Operating Officer and member of the Investment Committee of Rizvi Traverse.

During the past five years, none of the Reporting Persons, nor any director, executive officer or controlling person of any of the Reporting Persons, have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

The response to Item 4 of each cover page is incorporated herein by reference for each Reporting Person’s citizenship.

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Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by replacing the last sentence of the last paragraph with the following:

RT PE Investment acquired 100,000 shares of Common Stock in the PIPE Investment (“RT PIPE Shares”) at the Closing on the same terms and conditions as the other investors under the Subscription Agreements. On March 19, 2021, RT PE Investment was dissolved and the RT PIPE Shares purchased by it were distributed to its members: 50,000 shares of which were distributed to Rizvi Master, LLC, an entity controlled by Mr. Rizvi, and 50,000 shares of which were distributed to the Bircoll Kohn Family Trust, of which Ben Kohn, the Chief Executive Officer and Director of the Issuer, is trustee and controlling person.

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Item 4.	Purpose of the Transaction

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer

Mr. Rizvi is the Chairman of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as otherwise set forth in this Item 4 or as described in Item 6 under the Investor Rights Agreement (defined herein) and Director Voting Agreement (defined herein) or in Mr. Rizvi’s current role as Chairman of the Issuer, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, and Item 3 are incorporated by reference in this Item 5.

(a) and (b) – The following responses are based on 38,528,956 shares of Common Stock of the Issuer outstanding as of June 14, 2021 as set forth in the Issuer’s Rule 424(b)(4) Prospectus and the Current Report on Form 8-K filed with the SEC on June 11, 2021 and June 14, 2021, respectively.

(c) – Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) – Not applicable.

(e) – Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

PIPE Subscription Agreements and PIPE Registration Rights Agreement

The Issuer entered into Subscription Agreements and registration rights agreements (the “PIPE Registration Rights Agreements”), each dated as of September 30, 2020, with RT PE Investment and certain other institutional and accredited investors, pursuant to which, among other things, the Issuer agreed to issue and sell, in a private placement immediately prior to the closing of the Business Combination, an aggregate of 5,000,000 shares of Common Stock for $10.00 per share (the “PIPE Shares”).

Pursuant to the PIPE Registration Rights Agreements, the Issuer agreed to file (at MCAC’s sole cost and expense) a registration statement registering the resale of the shares of Common Stock to be purchased in the PIPE Investment (the “PIPE Resale Registration Statement”) with the SEC. The PIPE Resale Registration Statement has been filed and declared effective to satisfy MCAC’s obligations under the PIPE Registration Rights Agreement.

Under certain circumstances, additional payments by the Issuer may be assessed with respect to the PIPE Shares in the event that the PIPE Resale Registration Statement ceases to be effective or is suspended or the Issuer fails to satisfy the current public information requirement under Rule 144(c) under the Securities Act of 1933, as amended (the “Securities Act”).

References to, and descriptions of, the Subscription Agreement and the PIPE Registration Rights Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the form of the Subscription Agreement and the PIPE Registration Rights Agreement filed as Exhibits 99.1 and 99.2 to the Statement.

Investor Rights Agreement

At the Closing, the Issuer entered into the Investor Rights Agreement (the “Investor Rights Agreement”) with RT-ICON. The Investor Rights Agreement provides RT-ICON shall have the right, but not the obligation, to nominate to the board of directors of the Issuer (the “Board” and each member, a “Director”) a number of designees equal to (i) three Directors, so long as RT-ICON, together with its affiliates and its and their successors and assigns (other than Playboy and its subsidiaries) (collectively, “RT”), beneficially owns, in the aggregate, 50% or more of the shares of Common Stock, (ii) two Directors, in the event that RT beneficially owns, in the aggregate, 35% or more, but less than 50%, of the shares of Common Stock and (iii) one Director, in the event that RT beneficially owns, in the aggregate, 15% or more, but less than 35% of the shares of Common Stock. RT-ICON shall not have the right to nominate any designees to the Board in the event that RT beneficially owns, in the aggregate, less than 15% of the outstanding shares of Common Stock.

Based on the beneficial ownership of entities affiliated with RT being more than 35% but less than 50% of the outstanding Common Stock as of June 14, 2021, RT is entitled to nominate two Directors.

Furthermore, pursuant to the Investor Rights Agreement, the size of the Board shall be five. So long as RT beneficially owns, in the aggregate, 35% or more of the shares of Common Stock, any increases or decreases to the size of the Board will require approval by at least a majority of the Directors designated by RT (the “RT Designees”) then serving as Directors or, if no RT Designee is then serving as a Director, the written approval of RT-ICON.

References to, and descriptions of, the Investor Rights Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Investor Rights Agreement filed as Exhibit 99.3 to the Statement.

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Amended and Restated Registration Rights Agreement

At the Closing, the Issuer entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), with RT-ICON, and certain other stockholders that requires the Issuer to, among other things, file a resale shelf registration statement with the SEC on behalf of the holders of such rights no later than 60 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective no later than 30 days following the filing deadline (60 days if the registration statement is reviewed by the SEC). The resale shelf registration statement was declared effective by the SEC on May 10, 2021. The A&R Registration Rights Agreement also provides for certain demand and piggyback registration rights.

References to, and descriptions of the registration rights agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which was included as Exhibit 99.4 to the Statement.

Lock-Up Agreements

At the Closing, each of RT-ICON and certain other stockholders of Playboy entered into a lock-up agreement (the “Merger Lock-Up Agreement”) with the Issuer with respect to the shares of Common Stock issued to RT-ICON and such stockholders upon the closing pursuant to the Merger Agreement (the “Lock-Up Shares”). Pursuant to the Merger Lock-Up Agreement, RT-ICON agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, any Lock-up Shares held by it immediately after the time of the filing of the Certificate of Merger upon which the Business Combination became effective (the “Effective Time”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such shares of the Issuer issued and outstanding or securities convertible into or exercisable or exchangeable for shares of Common Stock, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the earlier of (x) the date that is 12 months after the Closing Date, and (y) if, subsequent to the Closing Date, such date on which the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. Notwithstanding the foregoing, if the volume weighted average price of the shares of Common Stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, fifty percent (50%) of the Lock-up Shares shall be released from the lock-up to the holder, which was achieved as of April 12, 2021.

In connection with the underwriting public offering that was closed on June 14, 2021, the directors, officers, each of RT-ICON and certain other stockholders of the Issuer have entered into separate lock-up agreements (each, an “Offering Lock-up Agreement”), pursuant to which they have agreed that for a period of 90 days after the date of the Rule 424(b)(4) Prospectus that was filed by the Issuer in connection with the offering, they will not, without the prior written consent of the representatives of the underwriters for such offering (the “Representative”), which may be withheld or delayed in the Representative’s sole discretion, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into, exercisable or exchangeable for Common Stock; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, subject to certain custromary exceptions.

References to, and descriptions of the Merger Lock-up Agreement and Offering Lock-up Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreements, a form of each of which was included as Exhibit 99.5 to the Statement and Exhibit 99.8 of this Amendment No.1.

Director Voting Agreement

At the Closing, the Issuer entered into a Director Voting Agreement (the “Director Voting Agreement”) with RT-ICON and Drawbridge Special Opportunities Fund LP (“Drawbridge”), pursuant to which RT-ICON and Drawbridge each agreed to vote all shares of Common Stock owned by them to elect and maintain in office Suying Liu as a member of the Second Class of the Board as set forth in the Second Amended and Restated Certificate of Incorporate of the Issuer, until the second annual meeting of stockholders held after the Closing Date.

A copy of the Director Voting Agreement was filed with the Statement as Exhibit 99.6 and is incorporated herein by reference, and the foregoing description of the Director Voting Agreement is only a summary and is qualified in its entirety by reference thereto.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1*	Form of Subscription Agreement, dated as of September 30, 2020, by and among Mountain Crest Acquisition Corp and certain institutional and accredited investors (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.2*	Form of Registration Rights Agreement dated as of September 30, 2020, by and among Mountain Crest Acquisition Corp and certain institutional and accredited investors (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.3*	Investor Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc. and RT-ICON Holdings LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.4*	Amended and Restated Registration Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC, and each of the other shareholders whose names are listed on Exhibit A thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.5*	Form of Lock-Up Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc. and RT-ICON Holdings LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.6*	Director Voting Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC and Drawbridge Special Opportunities Fund LP (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.7*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed with the SEC on February 19, 2021).

99.8	Form of Lock-Up Agreement, dated June 9, 2021, by and among Canaccord Genuity LLC, Stifel, Nicolaus & Company, Incorporated and RT-ICON.

 * Previously filed.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2021	RT-ICON Holdings LLC By: RTM-ICON, LLC, its Manager

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	President

Dated: June 16, 2021	By:	/s/ Suhail Rizvi

Dated: June 16, 2021	By:	/s/ John Giampetroni

Dated: June 16, 2021	Rizvi Traverse Management, LLC

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	Chief Investment Officer

Dated: June 16, 2021	RTM-ICON, LLC

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	President